GREAT CHINA MANIA HOLDINGS, INC.
Rm. 1902, 19/F Kodak House II
321 Java Road, North Point
Hong Kong

September 29, 2014

John Dana Brown
Attorney-Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549

Re:      Great China Mania Holdings, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed September 19, 2014
File No. 333-198211

Dear Mr. Brown:

Below are Great China Mania Holdings, Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated September 12, 2014.  On September 25, 2014, we transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form S-1.

General

1.	Please include a description of your property pursuant to Item 102 of Regulation S-K.

We have provided the information required under Item 102 of Regulation S-K.  Our disclosure now reads as follows:

“Description of Property

We have a single location in a commercial building located in a business district in Hong Kong.  Our office space consists of 2,853 square feet.  Our space has two (2) individual offices with the remaining space configured in small cubicle.  Our furniture, fixtures and equipment consists of the normal furnishings to support personal workstations.  Our electronics consists of personal workstations networked together for efficiency. In addition we have some IT servers to support our operations.”

Registration Statement Cover Page

2.
We note your disclosure that the commencement of the proposed sale to the public will be “[f]rom time to time after the effective date of this registration statement as determined by the registrant.” Please tell us why you believe that you are eligible to have a delayed offering. Alternatively, please clarify here and throughout that the offering will be commenced promptly and that you are making this offering on a continuous basis. Please also delete the disclosure throughout your prospectus suggesting that this is part of a shelf registration process. In this regard, we note your disclosure on page 1 that “each time [you] offer a type or series of securities under this prospectus, [you] will provide a prospectus supplement that will contain specific information about the terms of that offering” and other similar disclosures.

We have provided our Registration Statement cover page in accordance with C.F.R. § 239.11.  Our wording “If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to

Rule 415 under the Securities Act of 1933 check the following box: ” is identical to that required under C.F.R. § 239.11.

Upon completion of a “find and replace” throughout our S-1 we do not find any instance where we have described this offering on a “delayed” basis.  In addition, we cannot find a reference to a “shelf registration” in our document.

We have amended our disclosure on page 1 to read as follows:

“This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a registration process. Under this registration process, we may offer shares of our common stock with a total value of up to $2,000,000. This prospectus provides you with a general description of the securities we may offer”.

Calculation of Registration Fee

3.
Please disclose the provision of Rule 457 of the Securities Act that you relied upon to calculate the registration fee. The table states that the current filing fee due is $46.99, the same exact amount as was due in your previous offering, which was for fewer shares and a smaller dollar amount. Rule 457(p) states that certain amounts previously paid may be used to offset a current amount due, but this does not mean that the same amount will be due.

We have amended the table for the calculation of the registration fee as follows:

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock par value $0.01	5,714,285	$0.35	$2,000,000	$257.60
Total	5,714,285		$2,000,000	$257.60
(1)Pursuant to Rule 416 of the Securities Act of 1933, as amended, the shares of Common Stock offered hereby also include such presently indeterminate number of shares of our Common Stock as shall be issued by us as a result of stock splits, stock dividends or similar transactions.

(2)Pursuant to Rule 457(p) the dollar amount of the filing fee of $46.99 previously paid is offset against the currently due filing fee.  The prior registration statement was filed by Great China Mania Holdings, Inc. on March 12, 2013, registration number 333-187235.

4.
Your disclosure in footnote (1) of your registration fee table that refers to “the selling stockholders” seems to contradict your disclosure on your prospectus cover page that you are selling 5,714,285 shares of common stock in a primary offering. Please revise for consistency.

Please see our response to comment 3 above.

Prospectus Summary, Page 2

5.
We note your reference in the introductory paragraph to this section to “other information incorporated by reference from our other filings with the SEC” and “the documents incorporated by reference.” Please explain to us how you satisfy the conditions in General Instruction VII of Form S-1 given that you are a penny stock issuer.  Alternatively, please revise the registration statement to eliminate all references to incorporation by reference and ensure that you are providing all required disclosure in each section of this prospectus.

We have amended our disclosure to be consistent throughout the document.  We have removed all references to “incorporated by reference” where applicable.

Risk Factors, page 4

6.
Please refer to the first paragraph. Please remove references to risk factors contained in other filings you have made or will make. If you are not eligible to incorporate by reference then all material risks should be discussed in this section.

We have amended the first paragraph to correctly read as follows:

“Investing in our securities involves significant risk.  Prior to making a decision about investing in our securities, you should carefully consider the specific factors set forth below, together with all of the other information contained in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under this heading “Risk Factors.” The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations.”

7.
We note references to modeling, advertising, and technology operations throughout the Risk Factors section, but we do not see discussions about these aspects of your business in the Description of Business section. Please revise your Description of Business to adequately discuss these aspects of your business or revise your Risk Factors section if such matters are not material to your business.

We have revised our risk factors and our Description of Business to delete any reference to modeling, advertising and technology operations.

8.	Please consider combining the following risk factors which currently appear repetitive:
•	the last complete risk factor on page 9 and the last risk factor on page 9 that continues on page 10 with the last risk factor on page 12 and
•	the first complete risk factor on page 10 with the second to last risk factor on page 11.

We have amended these risk factors to provide clarity and uniformity in our risk factors.

9.	In the third full risk factor on page 8 please revise to briefly explain the “tax benefits currently available” to you in Hong Kong.

We have amended our disclosure to delete any reference to “tax benefits currently available”.  After discussion by and between our Board of Directors it was determined that this language was not appropriate in the risk factor.

10.
Please add a risk factor that addresses risks associated with the enforcement of civil liabilities, as the directors and executive officers named in the prospectus reside outside of the United States, your assets are located outside of the United States and a majority of your revenues are derived from sources outside of the United States. Alternatively, please explain why such a risk factor is not necessary.

We have added a risk factor to our disclosure to read as follows:

“It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

GMEC is a company organized under the laws of Florida, with its principal place of business in Hong Kong, and our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Hong Kong, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.”

11.	Please add a risk factor addressing the risks associated with your executive officers and directors owning 78.18% of your shares of common stock or tell us why this is not necessary.

We have added a risk factor that reads as follows:

“Our officers and directors own and control 78% of the shares of stock in our company which represents a high concentration of ownership and control over the decisions of the company.

Our officers and directors own 78% of the stock in our company.  They have the ability to control all decisions that are made on behalf of the company and its business.  Decisions they make may not be in the best interests of the small shareholders of the company.”

Risks Associated with the Business Operation Units, page 4

Third parties may claim that we are infringing their intellectual property, page 6

12.
Please disclose here whether you are currently required to indemnify licensees and customers if they become subject to third-party claims relating to the intellectual property that they license from you or that you otherwise provide to them.

We have amended the disclosure in this risk factor to the following:

“Third parties may claim that we are infringing their intellectual property and we could suffer significant litigation or licensing expenses as a result.

We are not aware of any claims of infringement or challenges to our right to use any of our trademarks in the U.S.  Nevertheless, we could be subject to claims that we are misappropriating or infringing intellectual property or other proprietary rights of others.  Given that proprietary rights to photography, artwork and similar intellectual property rights are a fundamental part of marketing in our industry, we may be exposed at times to claims with respect to such rights.  Such claims, even if not meritorious, can be expensive to defend and divert management’s attention from our operations.  If we become liable to third parties for infringing these rights, we could be required to pay a substantial damage award.  At the present time we are not required to indemnify third parties however we may be required to indemnify licensees and customers in the future if they become subject to third-party claims relating to intellectual property that they license or otherwise provide to them.”

We may not be able to adequately protect our media right, page 6

13.	Please describe what intellectual property rights, if any, you currently have.

We have revised this risk factor to clarify our media rights as follows:

“We may not be able to adequately protect our media rights of the material related to the talent we represent.

Portions of our business rely on media and promotional material related to the talent we represent. Protecting this material is difficult. Piracy of material that we use on behalf of our talent may be used by others without our permission or the permission of our talent.  The unauthorized use of this material may adversely affect our revenue, particularly in countries where laws are less protective of such rights.”

Our auditors have issued a going concern regarding our business, page 7

14.
We note your disclosure that you may need additional cash resources to operate during the upcoming 12 months. Please disclose here the amount of cash you have on hand as of the most recent practicable date, the month you will run out of funds if you are unable to obtain more capital, and the amount of additional cash resources you will need.

We have revised this Risk Factor to include the requested disclosure.  The risk factor now reads:

“Our auditors have issued a going concern regarding our business.

As of June 30, 2014 the Company has accumulated deficits of $9,459,721 a negative working capital of $56,017, and also recorded a net loss from the continuing operations of $69,368 for the six months then ended.

As of September 15, 2014, the Company may need additional cash resources to operate during the upcoming 12 months, and the continuation of the Company may dependent upon the continuing financial support of investors, directors and/or stockholders of the Company. The Company intends to attempt to acquire additional operating capital through this offering to the public. However, there is no assurance that equity or debt offerings will be successful in raising sufficient funds to assure the eventual profitability of the Company.  At present the company has $373,000 cash on hand.  We have $215,866 due to our talent and vendors that will come due in three months.  Our present burn rate on cash is $52,394 which gives us approximately three months for our operations in the event we generate no revenue and we are not successful at raising cash in this offering.”

15.
We note your disclosure that you intend to attempt to acquire additional operating capital through private equity or debt offerings. Please tell us whether you plan to conduct such private offerings concurrently with this public offering.

Please see the amended risk factor in the response to comment 14 above.

Use of Proceeds, page 13

16.	Please quantify the anticipated uses of the proceeds, or explain to us why you are unable to do so.

We have amended our disclosure to provide the specific use of the proceeds from this offering.

“The company will use the first $500,000 as working capital to sustain its current operations.  Funds in excess of this amount are to be targeted for acquisitions.  Our first acquisition is a share exchange with Concept X Limited that will require no cash from our current operations.  While we have not identified a specific target for our next acquisition, management is researching small U.S. companies with revenues between $2.5mm and $5mm that we can acquire for cash and stock.  All amounts raised above $500,000 will be used specifically for future acquisitions.”

17.
We note your disclosure that you intend to use the proceeds from this offering for future acquisitions. Please disclose whether you currently have any understandings or agreements with any companies related to future acquisitions and provide all disclosure required by Item 504(a)(6) of Regulation S-K. In this regard, we note that on May 21, 2014 you entered a letter of intent with Concept X Limited for the proposed acquisition of 100% equity interest in Concept X. We also note media reports that on September 2, 2014 you signed a definitive acquisition agreement with Concept X Limited. If you have signed such agreement, please file the agreement as an exhibit to your registration statement and describe the material terms of the agreement in an appropriate section of your prospectus. If you have not signed the definitive acquisition agreement, please describe the material terms of the letter of intent and file the letter as an exhibit to your registration statement.

A copy of the executed Definitive Letter of Intent by and between GMEC and Concept X Limited is attached as Exhibit 10.1.  At the present time GMEC has entered into no agreements of any type for an acquisition other than Concept X Limited.

Dilution, page 13

18.	Please provide disclosure regarding dilution pursuant to Item 506 of Regulation S-K or tell us why this is not necessary.

We have revised our disclosure as follows:

“The issuance of further shares and the eligibility of further issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest may be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.  As of August 31, 2014 our net tangible book value was $365,139 or ($0.0141) per share.”

Table 1.0 Dilution Per Share

Amount of Shares Sold	Dollar Amount Raised	Adjusted tangible book value per share	Decrease Per Share For New Shareholders		Increase Per Share For Existing Shareholders
1,428,571	US$ 500,000	0.03157	$	US0.3184	$	US0.0175
2,857,143	US$1,000,000	0.04735	$	US0.3027	$	US0.0333
4,285,714	US$1,500,000	0.06164	$	US0.2884	$	US0.0476
5,714,285	US$2,000,000	0.07464	$	US0.2754	$	US0.0606

Table 2.0 Dilution Comparison of Current Versus New Shareholders

Dollar Amount Raised	Price Paid By Current Shareholders	Percent of Consideration Paid By Current Shareholders	Percent of Securities Owned by existing Shareholders after the offer	Percent of Consideration Paid By New Shareholders	Percent of Securities Owned By New Shareholders
US$ 500,000	0.0019	9.43%	94.79%	90.57%	5.21%
US$1,000,000	0.0018	4.95%	90.09%	95.05%	9.91%
US$1,500,000	0.0017	3.36%	85.84%	96.64%	14.16%
US$2,000,000	0.0016	2.54%	81.97%	97.46%	18.03%

Plan of Distribution, page 13

19.
We note your disclosure on page 13 that your officers and directors are underwriters within the meaning of the Securities Act. Please disclose any compensation or commissions your officers and directors will be earn for each security sold and in total.

We have revised our disclosure as follows:

PLAN OF DISTRIBUTION

General Plan of Distribution

“Our Officers and Directors are “underwriters” within the meaning of the Securities Act of 1933, as amended. They will be selling shares of our common stock being offered under this prospectus on a best effort, no minimum basis.  The price to the public will be fixed at $.35 for the duration of the offering.  Our Officers and Directors will receive no compensation for the sales of the securities offered in the primary offering.”

Description of Business, page 15

Products and Services, page 16

20.	Please revise to include a discussion of the business of 3A Pictures Limited.

We have revised our document to include a discussion of 3A Pictures Limited as follows:

“Our subsidiary 3A Pictures Limited F/K/A Number 5 Asia Management Limited will concentrate its efforts on establishing a consortium of investors for investment in the production of motion pictures.  As of the date of this filing we are in very preliminary talks with various companies however there have been no commitments of any type for this subsidiary and its goal.  This subsidiary has had no revenue as 3A Pictures Limited F/K/A Number 5 Asia Management Limited.”

GMEH, page 16

21.
Please briefly describe the material terms of the agreements you have with the artists you represent. In this regard, we note that some of the artists you represent have participated in movies, TV series, promotional events, advertisements, merchandising, and movie and record productions. Please clarify your role in such participation, including how you earn revenue from such participation.

A copy of the agreement with our talent has been included as an exhibit to this filing explaining the contractual arrangements by and between GMEC and its talent.

Promotional Events page 17

22.	Please disclose the year each of these events occurred.

We have amended our disclosure as follows:

“Promotional Events

GMEH has accumulated experience in hosting and producing concerts and live shows.  The following promotional events were presented by GMEH in 2013:”

GMED page 17

Movie Production page 17

23.	Please clarify what you mean by your disclosure on page 17 that “GMED has created the ability to produce movies under contract.”

The disclosure was not clear and has been modified to read as follows:

“GMEC has the ability to produce movies for third parties.”

Movie Distribution, page 17

24.	Please briefly describe the material terms of your movie distribution contracts so that investors understand how you earn revenue.

We have provided the following disclosure regarding our distribution agreement and how we will earn our commission.

“We will earn a commission on the distribution of films according to the terms of our movie distribution agreement attached as an exhibit to this registration statement.  Our commission is negotiated on a deal by deal basis and will be subject to change depending on the other party to the agreement.  All of our out of pocket expenses as the distribution agent shall be paid to use from the gross receipts and any remaining funds shall be distributed to the film owner.”

25.	Please briefly describe the “various movie projects” targeting Chinese-speaking markets that GMEC has participated in.

We have amended our disclosure to the following:

“The launching of the movie “Kick Ass Girls” in 2013 provided GMEC the opportunity to enter the Asia-Pacific movie market.  Our Director Wong Wing Fung Charlie was the producer for “Kick Ass Girls” and “Girls Police Academy” which is scheduled to be shown in the fourth quarter of 2014.  In addition, GMEC was able to provide talent as actors and actresses in both movies.”

26.	Please revise to explain what you mean by the “success” of the Movie “Kick Ass Girls.”

Please see our response to comment 25 above. We clarified the “launching” of the movie “Kick Ass Girls” in 2013 provided GMEC the opportunity to enter the Asia-Pacific movie market.

Movie Project in 2013 and 2014, page 17

27.	Please disclose the revenue you have received to date in connection with each of these two films.

We have amended our disclosure as follows:

“Since GMED has just entered into the movie production business segment it did not receive any revenues from the production of or participation in the production of the movies Kick Ass Girls and Girls Police Academy scheduled for showing in the fourth quarter of 2014.

In the future GMEC will receive shared revenue from these films in several revenue areas:

1.	Movie Box office receipts.
2.	Movie production fees.
3.	Royalty rights from various distribution channels (includes selling of VCD’s/DVD’s, broadcasting by free television, pay television online platforms and airline platforms)
4.	Merchandise sales derived from GMED’s movies.
5.	Advertising income through product placement and sponsorship opportunities in GMED’s movies.”

Target Customers, page 18

28.	Please revise the discussion of institutional clients to explain what services you provide to these clients.

We amended our disclosure to include the services provided to our institutional clients.

“Our talent is provided to KFC; Bossini; LA MIU; Giordino; and Citylink as spokespersons to promote the products of the client.  For Funamedia; Mega-Vision Pictures Limited; and China 3D Digital Entertainment Limited our talent participated in motion pictures.”

Industry and Market Environment, page 18

Movies, page 18

29.	Please disclose the year that Hong Kong recorded such box office earnings.

For further clarity this disclosure now reads as follows:

“Movies

Hong Kong has a dynamic film entertainment industry. Its film talent and professionals have managed to make their names known in both Eastern and Western movie markets. Hong Kong is one of the world's leading action film exporters. In 2013, 42 locally produced films were released. In addition to the foreign films released, Hong Kong cinemas had recorded total box office receipts of approximately $209 million in 2013. Hong Kong's film industry as a whole is reliant on overseas revenues, given the limited size of the domestic market. Asia accounts for the majority of the foreign sales income. In recent years, the Chinese mainland has become a vital market for Hong Kong movies.”

Competitive Advantages, page 19

30.
Please substantiate to us why the four listed items in the second paragraph provide you with a “competitive advantage,” explaining to us in your response letter why you believe that none of your main competitors have the qualities you list on page 19.

To insure our disclosure is complete and accurate we have deleted the “Competitive Advantage” section.  After full discussion management believes that the detail required in comments 30, 31, and 32 require subjective disclosure that does not comport with the objectivity that is required under the rules for disclosure.

31.	Please name the entertainment company that your CEO and management team worked for in Hong Kong, and please revise to state by what measure it is “the largest entertainment company in Hong Kong.”

Please see our response to comment 30 above.

32.
Please describe the “excellent relationship” that your management team has with TV channels, print media, electronic media operations and theater network operators. Similarly, please describe the relationships your management team has with the two theater chain operators in Hong Kong.

Please see our response to comment 30 above.

Directors and Executive Officers, page 20

Mr. Wong Kwan Yin Roy, page 20

33.
We note your disclosure that Mr. Kwong was appointed as CEO and CFO and chairman of the board on January 14, 2013. Please disclose the positions he held prior to January 14, 2013. In this regard, we note that your executive compensation table on page 29 indicates that he worked for your company in 2012.

We have amended our disclosure to include the following disclosure on Mr. Kwong’s position prior to January of 2013.

“Prior to January of 2013 Mr. Kwong Kwan Yin Roy was the Executive Director of GMEH.”

Mr. Wong Wing Fung Charlie, page 20

34.
Please disclose whether Mr. Wong continues to work for or own companies in your industry. In this regard, we note your disclosure that he was the founder of Lion Rock Pictures, Limited, Pineapple Limited, Pineapple Animation Limited and C&M Film Workshop Limited. If he does work for or own companies in your industries, please discuss the conflict of interest that may arise from such employment or ownership here and in your risk factor section or tell us why this is not necessary.

We have added the following language to our disclosure:

“Wong Wing Fung Charlie is currently the owner of Lion Rock Pictures Limited.  As the President and sole owner his function is to raise capital for the production of movie projects.  As a Director of GMED, a wholly owned subsidiary of GMEC, his specific function is to distribute movies after they are produced.  We believe that his endeavors in Lion Rock are complementary to his position at GMED.  Our Board of Directors does not believe that there is a conflict of interest for Mr. Wong at the present time.”

Security Ownership of Certain Beneficial Owners and Management, page 29

35.	Please revise the table to add a column disclosing the ownership percentages assuming that all of the shares in the offering are sold.

The table has been amended to add a column for “ownership percentages assuming that all of the shares in the offering are sold.”

Beneficial Ownership

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage Total Voting Power1	Shares Beneficially Owned After The Offering2
Kwong Kwan Yin Roy	10,305,932	39.90%	32.52%
Wong Wing Fung Charlie	10,000,000	38.72%	31.56%
Yum Ka Yan	-0-	-0-	-0-
Total Officers and Directors as a Group	20,305,932	78.62%	64.08%
Holders of 5% or more of our Common Stock
1 Based upon 25,974,317 shares of our Common Stock outstanding. 2 Percentage owned if all of the shares are sold in the offering.

36.	Please disclose the number of shares of common stock that Yum Ka Yan beneficially owns in the beneficial ownership table on page 29.

Please see the amended table provided in response to comment 36.

37.
Your disclosure in your beneficial ownership table that Mr. Wong Wing Fung Charlie owns 10,000,000 shares of your common stock seems to contradict your disclosure on page F-30 that he received 20,000,000 shares of restricted stock on January 14, 2014 and, as a result, owned “78.06% of the issued and outstanding shares of the Company’s common stock . . . on the date of this filing.” Please reconcile these disclosures.

We have provided additional disclosure in our Beneficial Ownership table that Mr. Wong Wing Fung Charlie sold 10,000,000 of his shares in private transactions. The table now reads as follows:

Beneficial Ownership

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage Total Voting Power1	Shares Beneficially Owned After The Offering2
Kwong Kwan Yin Roy	10,305,932	39.90%	32.52%
Wong Wing Fung Charlie3	10,000,000	38.72%	31.56%
Yum Ka Yan	-0-	-0-	-0-
Total Officers and Directors as a Group	20,305,932	78.62%	64.08%
Holders of 5% or more of our Common Stock
1 Based upon 25,974,317 shares of our Common Stock outstanding.
2 Percentage owned if all of the shares are sold in the offering.
3 On April 1, 2014 Mr. Wong Wing Fung Charlie sold 10,000,000 of his shares in private transactions.

Executive Compensation, page 29

38.
Please revise your compensation table to explain how you are able to include compensation for fiscal year 2014 given that the year is not yet complete. Also disclose the compensation information for each of your officers in 2013 even if you no longer employ the officer. In this regard, we note your disclosure on page F-20 that Mr. Yau Wai Hung resigned as CEO and director on April 30, 2013.

We have revised the table to include 2014 YTD and disclosure on Mr. Yau Wai Hung.

Summary Compensation

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Com-pensation ($)	Non-Qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
Kwong Kwan Yin Roy1	2014 YTD	51,536	-0-	-0-	-0-	-0-	-0-	-0-	51,536
Yum Ka Yan1	2014 YTD	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Wong Wing Fung Charlie1	2014 YTD	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Kwong Kwan Yin Roy	2013	70,766	-0-	-0-	-0-	-0-	-0-	32,3062	103,072
Yum Ka Yan	2013	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Wong Wing Fung Charlie	2013	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Yau Wai Hung	2013	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Kwong Kwan Yin Roy	2012	70,766	-0-	-0-	-0-	-0-	-0-	32,3062	103,072
Yum Ka Yan	2012	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Wong Wing Fung Charlie	2012	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Yau Wai Hung	2012	63,587	-0-	-0-	-0-	-0-	-0-	-0-	63,587
1 There is no employment contract with any of our Executive Officers and Directors. 2 The “All Other Compensation” for Kwong Kwan Yin Roy is a housing allowance.

Jumpstart Our Business Startups Act, page 30

39.
Please tell us why you believe that you qualify as an emerging growth company. In this regard, we note that it appears that you had a registration statement on Form SB-2 declared effective on April 24, 2007.

We have deleted all references to our qualifying as an emerging growth company.

Internal Control Over Financial Reporting, page 33

40.	Please include a risk factor that addresses the risks associated with ineffective internal control over financial reporting.

We have included a risk factor to cover ineffective control over financial reporting.

“At December 31, 2013 we determined that our internal controls over our financial reporting were ineffective.

We determined that our internal controls over financial reporting were ineffective.  Ineffective controls over financial reporting may cause our financial statements to not fairly and accurately present the financial condition of the company.  This lack of fair and accurate presentation of the financial statements could cause an investor to lose a part or all of their investment.”

Signatures, page II-4

41.
Please include the signatures with your next amendment. In addition, please have your principal accounting officer or controller and the majority of your directors sign the second half of the signature block, indicating their capacities as such.

The signatures of the Board of Directors as well as our principal accounting officer are included with this filing.

Exhibit Index, page II-4

42.	Please provide a currently dated consent from your independent public accountant in your next amendment, filed as Exhibit 23.1.

Exhibit 23.1 has been included with this filing.

43.	Please file a copy of the subscription agreement as an exhibit to the registration statement.

A copy of the subscription agreement for this offering has been filed as an exhibit with this filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/KWONG KWAN YIN ROY

Kwong Kwan Yin Roy
President